Contact

www.linkedin.com/in/allison-dugger-b5282935 (LinkedIn)

Top Skills

Alumni Relations
Student Affairs
Event Planning

Allison Dugger

COO at GoBe Kids / Owner at SAGA Supply
Dayton, Ohio, United States

Experience

GoBe Kids

Chief Operating Officer
January 2022 - Present (1 year 11 months)

GoBe Kids is passionate about helping parents and kids thrive during their early years and supporting them throughout the entire parenting journey.

www.gobekids.co

SAGA Supply

Owner
February 2020 - Present (3 years 10 months)

We help brands maximize their opportunity on the Amazon platform, while minimizing problems that Amazon selling creates. We want to build a relationship with your brand to create the best possible outcomes. Relationships with our customers are at the heart of our business model. What does your company need to improve on to be the most beneficial for your brand? We will personalize and tailor a plan of success for your individual brand and business needs.

-Amazon Account Management.
-Data informed strategic planning and growth management.
-Improve Amazon listings to increase traffic and increase sales.
-Optimize title, key word, and image sequencing on all listings.
-Image sequencing planning.
-Identify and remove unauthorized sellers.
-Amazon advertising management.
-Adhere to MAP policy.
-Increase Amazon product rankings.
-Test pay per click advertising on all inventory and scale profitable keywords.
-Amazon platform monitoring for continued best practices.
-Inventory demand planning.

We will work with your brand on any other needs to get your products the recognition and sales they deserve.

University of Dayton

11 years

Athletic Facilities Manager
July 2012 - 2021 (9 years)

Manage 8 athletic facilities to include the scheduling, booking, staffing, operations, adminstration, emergency management, event management, etc. These facilities include Time Warner Cable Stadium, UD Softball Stadium, Baujan Field, Frericks Center, Cronic Athletic Center, Collins Gym, Practice Soccer Fields, and the Practice Track/Football Venue.

Act as Event Manager for events at these facilities, as well as Arena events to include Women's Basketball, the Shrine Circus, Winter Guard, Graduation, concerts, and others.

Manage the budget for the fields and facilities listed above.

Oversee the Grounds and Housekeeping staff for the above facilities.

Responsible for all marketing operations for men's soccer as well as assisting with the marketing operations for women's basketball.

Oversee all summer rentals at the baseball, softball, and track venues to include scheduling, contracts, staffing, and event management.

Coordinate use of the Time Warner and Boesch Lounges at the Arena.

Hire, supervise, and manage the Athletic Facilities student staff.

Maintain the Arena social media accounts.

Have completed the Oglebay Venue Management School as well as University of Dayton's Supervisory Leadership Program.

Arena Operations Coordinator
September 2010 - June 2012 (1 year 10 months)

University of Maryland
Coordinator of Facilities, Operations, and Events
August 2009 - September 2010 (1 year 2 months)

Education

Michigan State University

Master of Science (MS), Sports Administration · (2008 - 2009)

University of Michigan

Bachelor of Arts (BA), Sports Management · (2004 - 2008)